UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company”), in addition to the Notice to the Market released on November 28, 2019, announces to its shareholders and to the market in general that, concluded, on this date, the sale of 1,909 structures (rooftops and towers) owned by the Company to Telxius Torres Brasil Ltda., indirect subsidiary of Telefónica S.A., for the total amount of R$ 641 million (“Transaction”). The Transaction was concluded after the fulfillment of all suspensive conditions common to this kind of Transaction, including the approval by the Administrative Council for Economic Defense - CADE

São Paulo, February 07, 2020.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Phone: +55 11 3430-3687 | Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 7, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director